UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 March 21, 2006

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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PGS TO BUILD THIRD GENERATION RAMFORM

MARCH 20 2006, OSLO, NORWAY - PETROLEUM GEO-SERVICES ASA ("PGS" OR THE "COMPANY") (OSE AND NYSE: PGS) ANNOUNCED TODAY THAT IT HAS DECIDED TO BUILD A NEW THIRD GENERATION RAMFORM VESSEL. THE COMPANY HAS SIGNED AN AGREEMENT OF MAIN COMMERCIAL TERMS TO BUILD THE VESSEL AT AKER YARDS, LANGSTEN. THE NEW AND IMPROVED RAMFORM CLASS SEISMIC VESSEL HAS AN AGREED COST FROM THE YARD INCLUDING INSTALLATION, BUT EXCLUDING THE COST OF SEISMIC EQUIPMENT, OF NOK 562 MILLION (APPROXIMATELY $85 MILLION). THE AGREEMENT IS SUBJECT TO SATISFACTORY COMPLETION OF A FINAL CONTRACT AND BOARD APPROVAL IN AKER YARDS.

The new Ramform is scheduled for delivery in the first quarter 2008, in time for the North Sea season. The Company will also have an option of building a sister vessel at the same yard. Aker Yards has constructed all of PGS' six existing Ramform vessels, demonstrating a strong track record for timely and cost effective construction of this advanced design. This is the first PGS new build since the delivery of Ramform Vanguard in 1999.

The third generation Ramform is designed with the objective to further extend the PGS lead in 3D seismic acquisition productivity and efficiency. The design builds on the proven industry leading capabilities of the current Ramform fleet, while introducing several improvements. The vessel will be lengthened by approximately 16 meters, giving higher fuel capacity and transit speed. A substantial power upgrade will significantly increase speed while surveying. The vessel will be capable of towing up to 22 streamers. A range of technology improvements will be implemented to maintain or improve efficiency of handling, deployment, retrieval and maintenance of the in sea equipment.

The new vessel is a key step in the implementation of PGS' HD3D technical strategy. Customers are demanding clearer and more precise images of reservoirs on their producing assets. HD3D matches these demands by collecting subsurface data at up to eight times the density of conventional 3D surveys. To carry this out in a cost-effective manner, HD3D vessels need to deploy massive arrays of closely-spaced streamers. Ramforms are unmatched in this mode, and the third generation Ramform will be able to extend that capability even beyond existing limits. This is the market segment which has experienced the highest growth in recent years.

Additionally, this new vessel is an important step in the context of fleet renewal in the seismic industry. There has been little investment in new capacity over the last few years, and much of the capacity recently added or planned in the near future is older tonnage reintroduced to the market or converted from other purposes to seismic surveys. As customer and technology demands drive the seismic business forward in the years ahead, fleet investment is required to meet those demands at the same time as substituting for the inevitable attrition of obsolete capacity.

PGS President and CEO, Svein Rennemo commented the following:

"The strategic rationale for this investment is to further enhance PGS' productivity leadership in towed streamer acquisition, in general, and in advanced towed streamer acquisition, in particular.

The third generation Ramform represents a great step forward in seismic acquisition capability. The Ramform concept provides a competitive acquisition platform with high productivity and low unit cost on conventional surveys combined with unique capabilities in high density/high streamer count operation. This advanced vessel will ensure that PGS maintains its leadership in seismic acquisition technology, allowing us to deploy streamer spreads of extreme size and flexibility.

In the process of evaluating new builds, we have looked into all other new build vessel concepts available in the market for charter, but have found none which meet our demanding criteria for success in this market for both near and long term.

This is capacity both for upturns and downturns. Based upon current and forecasted bidding and award activity, demand for marine seismic services will be very strong over the next two years. Although significant additional capacity will come into the industry we believe that demand fundamentals longer term will support advanced high productivity capacity like the new generation Ramforms."

PGS invites you to a briefing regarding the new vessel at its headquarters at Lysaker Monday, March 20, at 11.00 (CET).

                                      ****

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

FOR DETAILS, CONTACT:

OLA BOSTERUD
Phone: +47 67 52 64 00
Cellular:  +47 90 95 47 43

CHRISTOPHER MOLLERLOKKEN
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55

US INVESTOR SERVICES,
RENEE SIXKILLER,
Phone: +1 281 509 8548




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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

    March 21, 2006                           /s/ CHRISTOPHER MOLLERLOKKEN
------------------------               -----------------------------------------
        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager